Exhibit 1

POINTER TELOCATION LTD.

NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 6, 2016

Notice is hereby given to the shareholders (the “Shareholders”) of Pointer Telocation Ltd. (the “Company”) that an Annual General Meeting of Shareholders will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Thursday, October 6, 2016, at 2:00 P.M. (Israel time) (the “Meeting”) for the following purposes:

1.	TO RE-ELECT Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Nir Cohen, Mr. Jonathan Irroni as directors of the Company and Ms. Yehudit Rozenberg as an independent director of the Company for the coming year.
2.	TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2016 and to authorize our Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.
3.	TO AMEND the Articles of Association of the Company.
4.	TO APPROVE the compensation policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law 5759-1999.
5.	TO APPROVE the compensation terms of Mr. David Mahlab, the Chief Executive Officer of the Company.
6.	TO AUTHORIZE the Company to procure Run-Off insurance for directors and officers of Shagrir Group Vehicle Services Ltd. and Car 2 Go Ltd., at no additional cost to the Company.
7.	TO RECEIVE management’s report on our business for the year ended December 31, 2015.

Shareholders of record at the close of business on Monday, August 29, 2016 (the “Record Date”), will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not plan to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy in the enclosed envelope as promptly as possible.

The position notices on behalf of the shareholders shall be delivered to the Company within ten (10) days following the Record Date. The last date to provide the response of the Board of Directors to such position notices shall be within five (5) days following the last day for the submission of the position notices.

A copy of the declarations of the directors, being brought to election at the Meeting, as well as a copy of the full proxy statement, may be viewed at the Company’s offices at 14 Ha’Melacha Street, Park Afek, Rosh Ha’ayin, 4809133, Israel, Sunday through Thursday from 9:00 a.m. to 5:00 p.m.

The proxy statement and proxy card are available at

(i)	www.sec.gov
(ii)	www.magna.isa.gov.il
(iii)	www.maya.tase.co.il
(iv)	www.pointer.com/category/Calander_of_Events

By Order of the Board of Directors,
Pointer Telocation Ltd.
Date: August 22, 2016

PROXY STATEMENT

POINTER TELOCATION LTD.
14 HA’MELACHA STREET
PARK AFEK, ROSH HA’AYIN 4809133
ISRAEL
+972-3-5723111

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 6, 2016

The enclosed proxy is being solicited by the Board of Directors (the “Board of Directors”) of Pointer Telocation Ltd. (the “Company”, “we”, “our”, “us”, and “Pointer”) for use at our annual general meeting of shareholders to be held on Thursday October 6, 2016 at 2:00 P.M. or at any postponement or adjournment thereof (the “Meeting”). The record date for determining which of our shareholders (the “Shareholders”) are entitled to notice of, and to vote at, the meeting is established as of the close of business on Monday, August 29, 2016 (the “Record Date”).

As of August 22, 2016, we had 7,805,844 ordinary shares outstanding, each of nominal value New Israeli Shekels 3.00 (the “Ordinary Shares”).

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to Shareholders on or about September 2, 2016. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the Shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a Shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

Any Shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting, or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies that were sent directly to the Company should also be sent to the Company at 14 Ha’Melacha Street, Park Afek, Rosh Ha’ayin, 4809133, Israel, Attention: Chief Financial Officer. All proxies must be received by the Company’s transfer agent or at the Company’s mailing address listed above four hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Alternatively, shareholders who hold the Company’s Ordinary Shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote electronically via the electronic voting system of the Israeli Securities Authority (the “Electronic System”), up to six hours prior to the Meeting, after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more Shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to Thursday, October 13, 2016, at the same hour and place, without it being necessary to notify our Shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposals 1, 2 and 3 to be presented at the Meeting require the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals.

Proposals 4, 5 and 6 to be presented at the Meeting require the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of Shareholders who are not controlling Shareholders and do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid Shareholders; or (ii) the total of opposing votes from among the Shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of August 22, 2016, regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On August 22, 2016, there were 7,805,844 Ordinary Shares of the Company issued and outstanding.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*		Percent of Ownership
DBSI Investments Ltd.	2,371,150	(1)	30.38%
Gandyr Investments Ltd.	793,790	(2)	10.17%
The Phoenix Insurance Company Ltd.	1,403,851	(3)	17.98%
Meitav Dash Investments Ltd.	505,858	(4)	6.48%
Lazarus Management Company LLC	504,934	(5)	6.47%
Yelin Lapidot Provident Funds Management Ltd. and Yelin Lapidot Mutual Funds Management Ltd.	426,521	(6)	5.46%

*	The percentage of outstanding Ordinary Shares beneficially owned is based on 7,805,844 Ordinary Shares outstanding as of August 22, 2016. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Record Date. Such Ordinary Shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table and the footnotes thereto have sole voting and investment power with respect to all Ordinary Shares shown as owned by them.
(1)	As office holders of DBSI Investments Ltd. (“DBSI”), Messrs. Barak Dotan and Yossi Ben Shalom, who are candidates for re-election as directors, may be considered to be the beneficial holders of 30.38% of our outstanding Ordinary Shares held by DBSI. Messrs. Barak Dotan and Yossi Ben Shalom also control DBSI, and therefore, share the beneficial ownership of 2,371,150 Ordinary Shares of the Company. DBSI holds the sole right to vote 2,371,150 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan. The principal business address of each of these entities and individuals is 85 Medinat Hayehudim Street, Herzelia, 4676670, Israel. This disclosure is based on information disclosed by DBSI on Form 13D/A, filed on October 12, 2015, as well as information provided directly to the Company by DBSI.
(2)	Ms. Yudith Yoval Recanati, Gandyr Investments Ltd. (“Gandyr Investments”) and Gandyr Ltd. (“Gandyr”) jointly hold 793,790 of our Ordinary Shares, and they have joint power over such shares. Gandyr is wholly owned by Gandyr Investments. Gandyr Investments is wholly owned and controlled by Ms. Yudith Yoval Recanati. The principal business address of these entities and individual is 89 Medinat

Hayehudim Street, Herzlia 4676672, Israel. This disclosure is based on information disclosed by Ms. Yudith Yoval Recanati, Gandyr Investments and Gandyr on Form 13D, filed on June 24, 2014.
(3)	The Phoenix Insurance Company Ltd. (“Phoenix Insurance”) holds 1,403,851 of our Ordinary Shares. The principal business address of Phoenix Insurance is Derech HaShalom 53, Giv’atayim, 53454, Israel. This disclosure is based on information disclosed by Phoenix Insurance for publication on the Tel-Aviv Stock Exchange on April 10, 2016.
(4)	Meitav Dash Investments Ltd. (“Meitav Dash Investments “) holds 505,858 of our Ordinary Shares. The principal business address of Meitav Dash Investments is 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel. This disclosure is based on information disclosed by Meitav Dash Investments on Form 13G, filed on January 5, 2016.
(5)	Mr. Justin B. Brous, Lazarus Management Company LLC (“Lazarus Management”), Lazarus Israel Opportunities Fund LLP (“Lazarus Israel I”) and Lazarus Israel Opportunities Fund II LLLP (“Lazarus Israel II”, and together with Lazarus Management and Lazarus Israel I, “Lazarus”) jointly may be deemed as the holders of 504,934 of our Ordinary Shares, and they have joint power over such shares. Mr. Justin B. Brous is the manager of Lazarus Management, the investment adviser and general partner of Lazarus Israel I and Lazarus Israel II, and consequently Mr. Justin B. Brous and Lazarus Management may be deemed to have voting control and investment discretion over the securities owned by Lazarus Israel I and Lazarus Israel II. The principal business address of these entities and individual is c/o Lazarus Management, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. This disclosure is based on information disclosed by Mr. Justin B. Brous and Lazarus on Form 13G/A, filed on January 27, 2016.
(6)	Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”), jointly hold 426,521 of our Ordinary Shares, and they have joint power over such shares. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The principal business addresses of these entities and individuals is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. This disclosure is based on information disclosed by Yelin Lapidot Holdings, Yelin Lapidot Mutual Funds Management Ltd. and Messrs. Dov Yelin and Yair Lapidot on Form 13G, filed on May 31, 2016.

MATTERS RELATING TO THE 2016 ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The Company has nominated the persons named below who were elected as directors at the Annual General Meeting of Shareholders held on August 4, 2015 (except Ms. Yehudit Rozenberg who was nominated by the Board of Directors of the Company on January 24, 2016), for re-election as directors to serve for a period of one year until the next annual general meeting or until their respective successors are duly elected and qualified.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the judgment: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, fraud, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law 5759-1999 (the “Companies Law”) that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

The independent director nominee has also made additional declarations, as required under the Companies Law in respect of her independence.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yossi Ben Shalom	60	Yossi Ben Shalom, has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus — a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. Mr. Ben Shalom holds BA in Economics and MA in Business Management from Tel Aviv University.

Nominee	Age	Principal Occupation
Barak Dotan	48	Barak Dotan, was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (Nasdaq: JCDA), formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.
Nir Cohen	43	Nir Cohen, was appointed a director on our board in June 2012. Currently Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. Before joining DBSI Investments, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC — a privately held US investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, Israeli affiliate of the global accounting firm of PriceWaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm of KPMG in Israel. Mr. Cohen holds a BA in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.
Jonathan Irroni	66	Jonathan Irroni, was appointed a director on our board in December 2014. He previously served as the Chief Executive Officer of Investec Bank Ltd. and as Managing Director and Chief Executive Officer of Ubank Ltd. (formerly Investec Bank (Israel) Limited), a subsidiary of Investec Group Limited and as Chairman of the Board of Directors in the Bank of Jerusalem Ltd. Additionally, Mr. Irroni has been a Director of N.R. Spuntech Industries Ltd. since 2009 and serves as a Director of the Bank of Jerusalem Ltd. He previously served as a Director at Adgar Investments and Development Ltd. and Ubank Ltd.
Yehudit Rozenberg	56	Ms. Yehudit Rozenberg, was appointed a director on our board in January 2016. Since 2007, Ms. Rozenberg has served as the director of finance of Elbit Systems Ltd., an international defense company. From 2004 until 2006 she served as the VP finance and control of Tadiran Systems Ltd. and Tadiran Spectralink Ltd., a specialized developer and manufacturer of advanced wireless communications systems. Prior to that, Ms. Rozenberg served from 1996 until 2004 as the director of finance of Spectralink Ltd., a communications company. Ms. Rozenberg also served from 2000 until 2006 as an external director of the board of directors of Ubank Trust Funds Ltd. and from 2004 – 2009 as an external director and a member of the audit committee of the board of directors of Taldor Group. Ms. Rozenberg holds a M.A. in law from Bar Ilan University, Israel, M.B.A in business administration (magna cum laude) from Tel-Aviv University, Israel and B.A in economics from Bar Ilan University, Israel.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Nir Cohen and Mr. Jonathan Irroni are hereby re-elected to serve as directors of the Company for the coming year until the next annual meeting or until their respective successors are duly elected and qualified, and Ms. Yehudit Rozenberg is hereby re-elected to serve as an independent director of the Company for the coming year until the next annual meeting or until her respective successor is duly elected and qualified.”

Proposal 1 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon, in respect of each director.

Subject to the re-election of Mr. Jonathan Irroni and Ms. Yehudit Rozenberg as directors of the Company, each of them shall be entitled to: (i) an annual fee at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) — 2000; and (ii) a participation fee in the same amount as approved to them last year, which is under the range of the fixed amount and the maximum amount, under the aforementioned Regulations. In addition, all directors and officers of the Company are covered by a Directors and Officers insurance policy in accordance with the guidelines set in the Company’s Compensation Policy.

PROPOSAL 2

TO APPOINT KOST FORER GABBAY & KASIERER AS THE
INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE
YEAR ENDING DECEMBER 31, 2016 AND TO AUTHORIZE THE AUDIT
COMMITTEE TO FIX THEIR REMUNERATION

The Companies Law requires shareholders approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2016. Our Board of Directors recommended and upon such recommendation, at the last annual meeting, the Company’s shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2016 is appropriate and in the best interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2016 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in its sole discretion.”

Proposal 2 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

PROPOSAL 3

TO AMEND THE ARTICLES OF ASSOCIATION OF THE COMPANY

The current Articles of Association of the Company are those adopted by the Company in its shareholders meeting in August 1, 2011. The Board of Directors of the Company recommends that the shareholders amend the articles of association of the Company, in the form attached hereto as Annex A (the “Amended Articles”). The amendments include: (i) waiver of the requirement to publish notices of shareholders’ meetings in newspapers, and instead allowing for publication in the Company’s website, all in accordance with the amendment to the Regulations promulgated under the Companies Law; (ii) amending the delivery period of the instrument of appointments to the Company, in accordance with the Regulations promulgated under the Companies Law; and (iii) adding reference to the Israeli Antitrust Law, 5748-1988 under the Indemnity, Insurance and Exemption Article.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to amend the Articles of Association of the Company. The Amended Articles of Association are attached hereto as Annex A.”

Approval of Proposal 3 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy.

PROPOSAL 4

APPROVAL OF OUR COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel are required to adopt a policy governing the compensation of “office holders”, as defined in the Companies Law. In general, all office holders’ terms of compensation — including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability — must comply with the Company’s compensation policy, once adopted.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, must take into consideration, among others, the following factors: (i) promoting the company’s goals, its working plan and its long term policies; (ii) creating proper incentives for the Company’s office holders taking into account, inter alia, the risk management policies of the Company; (iii) the company’s size and nature of its operations; and (iv) with respect to variable elements of compensation taking into consideration, with a long term perspective and in light of the position of the office holder, the contribution of the office holder in achieving the Company’s goals and profits.

Such compensation policy is required to be approved every three years by the Board of Directors, following the recommendation of the Audit Committee, and the shareholders by a special majority.

Our Board of Directors, based on the recommendation of our Audit Committee, has resolved to approve the Compensation Policy in the form attached as Annex B to this Proxy Statement. Our Audit Committee and our Board of Directors believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. Our Board of Directors believes that the proposed Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to approve the Compensation Policy of the Company, in the form attached hereto as Annex B.”

Approval of Proposal 4 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholders of the Company or who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 5

APPROVAL OF THE COMPENSATION TERMS OF MR. DAVID MAHLAB, CHIEF EXECUTIVE OFFICER OF COMPANY

Under the Companies Law, arrangements regarding the compensation of a company’s Chief Executive Officer require the approval of the Audit Committee, the Board of Directors and the Shareholders, in that order (except in certain specific cases referred to in the Companies Law).

Mr. David Mahlab has served as our Chief Executive Officer since February 1, 2011.

Our Audit Committee and Board of Directors have approved a bonus plan for a three year period to our Chief Executive Officer, as follows:

i.	The Chief Executive Officer shall be entitled to a gross cash bonus at a rate equal to 5% multiplied by the Number of Underlying Shares (as defined below) multiplied by the EPS during the Bonus Year (as defined below) after deducting $0.3212 from the EPS during the Bonus Year.

For this purpose:

“Number of Underlying Shares” — means 7,784,270 Ordinary Shares of the Company.

“EPS during the Bonus Year” — means the average NON-GAAP EPS for the calendar year for which the bonus is granted and the year before, based on the consolidated financial statements of the Company, divided by the number of issued and outstanding Ordinary Shares of the Company, on a NON GAAP NET INCOME basis, under the consolidated financial statements of the Company.

The formula of the annual bonus can be expressed algebraically as follows: 5% X Number of Underlying Shares X (EPS during the Bonus Year — $0.3212).

The Chief Executive shall be entitled to an annual bonus, provided that the weighted average EPS during the Bonus Year shall not be less than NON-GAAP EPS of $0.3212, based on the following calculation: USD 0.3212 = 7,784,270/$2,500,000.

The non GAAP net income, for the purpose of calculating the EPS during the Bonus Year, shall not include onetime profits/losses (including capital gains, revaluation gains, profits from sale of operations, etc). In the event of disagreement as to whether a profit or loss is deemed to be a onetime event, the determination of the Audit Committee shall bind the parties.

The Chairman of the Board of Directors has the discretion to reduce the annual bonus of the Chief Executive Officer, by up to 20%, should the Chief Executive Officer fail to meet certain discretionary non-measurable criteria, to be determined at the beginning of each year by the Audit Committee, together with the Chairman of the Board of Directors.

The annual bonus shall be paid within 30 days of the publication of the Company’s consolidated financial statements. If the financial statements for a particular year shall be amended and re-released, the annual bonus shall also be re-calculated, and if necessary additional bonus shall be paid by the Company, or the Company shall be repaid the amount of bonus paid in excess.

The annual bonus shall not exceed NIS 1,440,000 per year.

The proposed bonus formula is submitted for approval for a period of three years, namely annual bonuses for the years 2016, 2017 and 2018.

The annual bonus, as described above, is in respect of a full year of work.

ii.	In addition, the Chief Executive Officer shall be granted options to purchase 175,000 of our Ordinary Shares, with an exercise price per share of $5.94, reflecting the average closing price of the share as of June 7, 2016 and until the date of meeting of the Audit Committee, namely July 6, 2017. The options shall vest in four equal installments over a period of four years, such that at the end of each year from the date of this Meeting, the Chief Executive Officer shall be entitled to 25% of the options.

In the event of the Chief Executive Officer’s death, during the provision of services to the Company, then the unvested options, which would vest at the end of the year of death, shall be accelerated on a linear basis.

The proposed annual bonus and options grant are in accordance with the guidelines set in the Company’s Compensation Policy.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to approve the annual bonus formula for the years 2016, 2017 and 2018 and the grant of options to purchase 175,000 Ordinary Shares of the Company to Mr. David Mahlab, the Company's Chief Executive Officer.”

Approval of Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholders of the Company or who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 6

PROCUREMENT OF RUN-OFF INSURANCE

As part of the listing for trade of the shares of Shagrir Group Vehicle Services Ltd. (“Shagrir”), a former subsidiary of the Company, on the Tel-Aviv Stock Exchange on May 27, 2016, it was agreed that the Company shall procure, subject to the approval of the shareholders of the Company, Run-Off insurance for directors and officers of Shagrir and Car 2 Go Ltd. (“Car 2 Go”), at no additional cost to the Company. Shagrir undertook to bear any additional costs related to the porcument of the Run-Off insurance.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED to authorize the Company to procure Run-Off insurance for directors and officers of Shagrir and Car 2 Go from the date of listing for trade of the shares of Shagrir on the Tel-Aviv Stock Exchange on May 27, 2016, at no additional cost to the Company.”

Approval of Proposal 6 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders that are not the controlling shareholders of the Company or who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PRESENTATION OF FINANCIAL STATEMENTS

The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to our Shareholders. The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2015, and the Consolidated Statements of Income for the year then ended and will present to the Shareholders the management’s report on the business of the Company for the year ended December 31, 2015.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement, subject to the terms of applicable law.

By Order of the Board of Directors
Pointer Telocation Ltd.
August 22, 2016

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

POINTER TELOCATION LTD.

A COMPANY LIMITED BY SHARES

PRELIMINARY

1.	COMPANY NAME

The name of the company is “Pointer Telocation Ltd.” (the “Company”).

2.	INTERPRETATION
(a)	In these Articles, the following terms shall bear the meanings set forth below, unless inconsistent with the subject or context.

“Antitrust Law” shall mean the Antitrust Law — 1988, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive officers of the Company.

“External Directors” shall mean directors appointed and serving in accordance with Sections 239 through 249 of the Companies Law.

“Companies Law” shall mean the Israeli Companies Law, 5759-1999, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Securities Law” shall mean the Israeli Securities Law 5728-1968, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Articles” shall mean these Amended and Restated Articles of Association as originally adopted or as amended from time to time.

“Office” shall mean the registered office of the Company.

“Year” and “Month” shall mean a Gregorian month or year.

(b)	Defined terms used herein, but not defined, shall have the meaning given them in the Companies Law.
(c)	Unless the subject or the context otherwise requires: words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.
3.	PUBLIC COMPANY; LIMITED LIABILITY AND COMPANY OBJECTIVES
(a)	The Company is a Public Company, as such term is defined in the Companies Law.
(b)	The liability of the Company’s Shareholders is limited and, accordingly, the liability of each Shareholder for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of these Articles and the Companies Law.
(c)	The Company’s objectives are to carry on any business and perform any act which is not prohibited by law. The Company may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

SHARE CAPITAL

4.	SHARE CAPITAL
(a)	The authorized share capital of the Company is forty-eight million New Israeli Shekels (NIS 48,000,000) divided into 16,000,000 Ordinary Shares, par value NIS 3.00 per share.
(b)	The Ordinary Shares all rank pari passu in all respects.
5.	INCREASE OF AUTHORIZED SHARE CAPITAL
(a)	The Company may, from time to time, by resolution of its shareholders, whether or not all the shares then authorized have been issued and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.
(b)	Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of the same class included in the existing share capital.
6.	SPECIAL RIGHTS; MODIFICATION OF RIGHTS
(a)	Subject to the provisions of these Articles, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by resolution of its shareholders, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to liquidation, dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution provided that any resolution with respect to the issuance of shares will be made only by the Board of Directors.
(b) (i)	If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by the adoption of a resolution passed at a separate General Meeting of the holders of the shares of such class.
(ii)	The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class.
(iii)	Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.
7.	CONSOLIDATION, SUBDIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL
(a)	The Company may, from time to time, by resolution of its shareholders (subject, however, to the provisions of Article 6(b) hereof and to applicable law):
(i)	consolidate and divide all or part of its issued or un-issued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;
(ii)	subdivide its shares (issued or un-issued) or any of them, into shares of smaller nominal value;
(iii)	cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled; or
(iv)	reduce its share capital in any manner, subject to any consent required by law.

(b)	With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:
(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;
(ii)	allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;
(iii)	redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; and/or
(iv)	cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 7(b)(iv).

SHARES

8.	ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT OF LOST CERTIFICATES
(a)	Share Certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any other person or persons so authorized by the Board of Directors.
(b)	Each shareholder shall be entitled to one or several numbered certificates for all the shares of any class registered in his name, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.
(c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholder Register in respect of such co-ownership.
(d)	A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.
9.	REGISTERED HOLDER

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

10.	ALLOTMENT OF SHARES

The un-issued shares from time to time shall be under the sole control of the Board of Directors, who shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

11.	PAYMENT IN INSTALLMENTS

If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

12.	CALLS ON SHARES
(a)	The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such shareholders and which is not pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the Company at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.
(b)	Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment. In the event of a call payable in installments, only one notice thereof need be given.
(c)	If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).
(d)	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.
(e)	Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.
(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls in respect of such shares.
13.	PREPAYMENT

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

14.	FORFEITURE AND SURRENDER
(a)	If any shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, resolve to forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorney’s fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.
(b)	Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.
(c)	Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.
(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share not fully paid for.
(e)	Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.
(f)	Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.
(g)	The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.
15.	LIEN
(a)	Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.
(b)	The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.
(c)	The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.
16.	SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Shareholder Register in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Shareholder Register in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	REDEEMABLE SHARES

The Company may, subject to applicable law, issue redeemable shares and redeem the same.

TRANSFER OF SHARES

18.	REGISTRATION OF TRANSFER
(a)	No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Shareholder Register (or with the transfer agent) in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.
(b)	The Board of Directors may, in its discretion to the extent it deems necessary, close the Shareholder Register for registrations of transfers of shares during any year for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Shareholder Register is so closed.
19.	RECORD DATE FOR NOTICES OF GENERAL MEETINGS AND OTHER ACTION

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of, or to vote at, any Annual or Extraordinary General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board of Directors may fix, a record date, which shall not be more than forty (40), or any longer period required under the Companies Law, nor less than four (4) days, or any longer period required under the Companies Law, before the date of such meeting or other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

TRANSMISSION OF SHARES

20.	DECEDENTS’ SHARES
(a)	In case of death of a registered holder of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 20(b) have been effectively invoked.
(b)	Any person becoming entitled to a share in consequence of the death of any shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.
21.	RECEIVERS AND LIQUIDATORS
(a)	The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such shareholder.
(b)	Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

22.	ANNUAL GENERAL MEETING
(a)	An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board of Directors.
(b)	Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive the financial statements; to appoint the Company’s auditors and to transact any other business which under these Articles or the Companies Law are to be transacted at a General Meeting.
23.	EXTRAORDINARY GENERAL MEETINGS

All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Section 63 of the Companies Law.

24.	NOTICE OF GENERAL MEETINGS
(a)	Not less than twenty-one (21) days’ prior notice, or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat. Anything therein to the contrary notwithstanding, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)	Notwithstanding anything to the contrary in this Article 24, and subject to any applicable stock exchange rules or regulations, notice of general meetings does not have to be delivered to shareholders, and notice by the Company of a General Meeting which is published on the Company’s website, www.pointer.com, and on the United States Securities and Exchange Commission’s EDGAR Database or similar publication via the internet, shall be deemed to have been duly given on the date of such publication to all shareholders.
25.	MANNER OF MEETING

The Board may, in its absolute discretion, resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the general meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;
(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and
(c)	be heard by all other persons so present in the same way.

PROCEEDINGS AT GENERAL MEETINGS

26.	QUORUM
(a)	No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.
(b)	In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate the minimum amount of voting power of the Company required by the Companies Law to constitute a quorum at General Meetings, shall constitute a quorum.
(c)	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.
(d)	The Board of Directors may determine, in its discretion, the matters that may be voted upon at the meeting by proxy or written ballot in addition to the matters listed in Section 87(a) to the Companies Law.
27.	CHAIRMAN

The Chairman, if any, of the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting. If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or proxy).

28.	ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS
(a)	A resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon.
(b)	Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairman of the Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.
(c)	A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.
(d)	Notwithstanding any of the other provisions of these Articles, any resolution to consummate a Merger, as defined in Section 1 of the Law, shall require the approval of the holders of at least a majority of the voting power of the Company. For the avoidance of doubt, any amendment to this Article 28(d) shall require the approval of the holders of at least a majority of the voting power of the Company.
29.	RESOLUTIONS IN WRITING

A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, e-mail or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	POWER TO ADJOURN
(a)	The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.
(b)	It shall not be necessary to give notice of an adjournment, whether pursuant to Article 26(c) or Article 30(a), unless the meeting is adjourned for twenty-one (21) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.
31.	VOTING POWER

Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	VOTING RIGHTS
(a)	No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid.
(b)	A company or other corporate body being a shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)	Any shareholder entitled to vote may vote either in person or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 32(b).
(d)	If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Shareholder Register.

PROXIES

33.	INSTRUMENT OF APPOINTMENTS
(a)	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I, [insert name of shareholder] of [insert address of shareholder], being a shareholder of Pointer Telocation Ltd. (the “Company”), hereby appoints [insert name of proxy] or [insert address of proxy] as my proxy to vote for me and on my behalf at the [Annual/Extraordinary] General Meeting of the Company to be held on the      day of            , 20   and at any adjournment(s) thereof.

Signed this      day of            , 20  .

(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor or such person’s duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)	The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) as set forth in the Companies Law. Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy received prior to the beginning of a General Meeting.
34.	EFFECT OF DEATH OF APPOINTOR OR TRANSFER OF SHARE OR REVOCATION OF APPOINTMENT
(a)	A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.
(b)	An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

35.	POWERS OF BOARD OF DIRECTORS
(a)	General. The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not by these Articles or by law required to be exercised or done by the Company by action of its shareholders at a General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its shareholders at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.
(b)	Borrowing Power. The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.
(c)	Reserves. The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.
36.	EXERCISE OF POWERS OF BOARD OF DIRECTORS
(a)	A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors, whether in person or by any other means by which the Directors may hear each other simultaneously.
(b)	A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.
(c)	The Board of Directors may adopt resolutions without holding a meeting of the Board of Directors, provided that all of the Directors then in office and lawfully entitled to vote thereon shall have agreed to vote on the matters underlying such resolutions without convening a meeting of the Board of Directors. If the Board of Directors adopts resolutions as set forth in the immediately preceding sentence, minutes including such resolutions, including a resolution to vote on such matters without convening a meeting of the Board of Directors, shall be prepared and the Chairman of the Board of Directors (or in his or her absence the Co-Chairman) will sign such minutes.

37.	DELEGATION OF POWERS
(a)	The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.
(b)	Without derogating from the provisions of Article 50, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.
(c)	The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretion vested in him.
38.	NUMBER OF DIRECTORS

The Board of Directors of the Company shall consist of not less than two (2) nor more than eleven (11) Directors.

39.	ELECTION AND REMOVAL OF DIRECTORS
(a)	Directors shall be elected at the Annual General Meeting or an Extraordinary Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.
(b)	Nominations for the election of Directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by a shareholder, one or more, holding at least 1% of the outstanding voting power in the Company. However, and without limitation of Sections 63 or 64 of the Companies Law, any such shareholder may nominate one or more persons for election as Directors at a General Meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to the Secretary of the Company not later than (i) with respect to an election to be held at an Annual General Meeting of shareholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a Extraordinary General Meeting of shareholders for the election of Directors, at least ninety (90) days prior to the date of such meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Company if so elected and a declaration signed by each of the nominees declaring that there is no limitation under the Companies Law for the appointment of such a nominee and that all the information that is required under the Companies Law to provided to the Company in connection with such an appointment has been provided. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.
(c)	The General Meeting may, by a vote of the majority holders of the voting power represented at the meeting, remove any Director(s) from office, and elect Directors instead of Directors so removed or fill any Vacancy (as defined in Article 41), however created, in the Board of Directors unless such Vacancy was filled by the Board of Directors under Article 41.
(d)	In the event of any contradiction between the provisions of this Article 39 and the provisions of the Companies Law relating to the election and term of External Directors, the applicable provisions of the Companies Law shall govern, and the External Directors shall be elected and hold office in accordance with the provisions of the Companies Law.
40.	QUALIFICATION OF DIRECTORS

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	CONTINUING DIRECTORS IN THE EVENT OF VACANCIES
(a)	In the event that one or more vacancies is created in the Board of Directors, including without limitation, a situation in which the number of Directors is less than the minimum number permitted under Article 38 (a “Vacancy”), the continuing Directors may continue to act in every matter, and, may appoint Directors to temporarily fill any such Vacancy, provided, however, that if the number of Directors is less than two (2), they may only act in (i) an emergency; or (ii) to fill the office of director which has become vacant; or (iii) in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all Vacancies, so that at least two (2) Directors are in office as a result of said meeting. Notwithstanding the foregoing, in the event of Vacancy of an External Director, the Company shall call a General Meeting to elect a new External Director or take such other action as required under the Companies Law.
(b)	As long as the number of Directors is less than the maximum number of Directors permitted under Article 38, the continuing directors may appoint additional Directors, up to the maximum number permitted under Article 38, to hold office until the next Annual General Meeting following such appointment by the continuing Directors.
42.	VACATION OF OFFICE
(a)	The office of a Director shall be vacated, ipso facto, upon his or her death, or if he or she be found lunatic or become of unsound mind, or if he or she becomes bankrupt, or if he is found by a court guilty of any of the felonies listed in Section 226 of the Companies Law.
(b)	The office of a Director may also be vacated by the written resignation of the Director. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. Such written resignation shall include the reasons that lead the Director to resign from his office.
43.	REMUNERATION OF DIRECTORS

A Director shall be paid remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by the Company in accordance with the Companies Law.

44.	CONFLICT OF INTEREST

Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be voided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

45.	ALTERNATE DIRECTORS

A director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as an “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him for any reason. Unless the appointing director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, or revokes such appointment, the appointment shall be for an indefinite period, and for all purposes. Any notice given to the Company pursuant to this Article 45 shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. An Alternate Director shall have all the rights and obligations of the director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee of the Board of Directors while the director who appointed him is present. One person may not act as Alternate Director for more than one director. The identity of an Alternate Director shall be subject to the restrictions set forth in the Companies Law for directors and the office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the director who appointed such Alternate Director ceases to be a director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	MEETINGS
(a)	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.
(b)	Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meetings of the Board of Directors, but not less than two (2) days’ notice shall be given of any meetings so convened. Notice of any such meeting shall be given to all the Directors and may be given orally, by telephone, in writing or by mail, email or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.
47.	RESOLUTIONS IN WRITING

A resolution in writing signed by the Chairman of the Board of Directors, or of a committee, provided that all the members of the Board of Directors or a committee have agreed to adopt such resolution without convening a meeting, shall be valid for every purpose as a resolution adopted at a Board of Directors’ or committee meeting, as the case may be, that was duly convened and held. In place of a Director the aforesaid resolution may be signed and delivered by his attorney.

48.	QUORUM

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of a majority of the Directors then in office who are lawfully entitled to participate in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference or by other means by which all directors may hear and be heard) when the meeting proceeds to business.

49.	CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors may from time to time, elect one of its members to be the Chairman of the Board of Directors, and another of its members as Co-Chairman, remove such Chairman and Co-Chairman from office and appoint others in their place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Co-Chairman shall preside. If both the Chairman and the Co-Chairman are not present within such fifteen (15) minutes or are unwilling to take the chair the Directors present shall choose one of their number to be the Chairman of such meeting.

50.	VALIDITY OF ACTS DESPITE DEFECTS

All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

51.	CHIEF EXECUTIVE OFFICER AND PRESIDENT

The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer or Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management of the Company in the ordinary course of business. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

52.	MINUTES
(a)	Minutes of each General Meeting and of each meeting of the Board of Directors or of any Committee of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal place of office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.
(b)	Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

53.	DECLARATION OF DIVIDENDS

The Board of Directors may, subject to the applicable provisions of the Companies Law, from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

54.	FUNDS AVAILABLE FOR PAYMENT OF DIVIDEND
No	dividend shall be paid otherwise than out of the profits of the Company.
55.	AMOUNT PAYABLE BY WAY OF DIVIDENDS

Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any. No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

56.	INTEREST

No dividend shall carry interest as against the Company.

57.	PAYMENT IN SPECIE

Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

58.	IMPLEMENTATION OF POWERS UNDER ARTICLE 57

For the purpose of giving full effect to any resolution under Article 57, and without derogating from the provisions of Article 7(b) hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

59.	DIVIDEND ON UNPAID SHARES

Without derogating from Article 54 hereof, the Board of Directors may give an instruction which shall prevent the distribution of a dividend to the registered holders of share the full nominal amount of which has not been paid up.

60.	RETENTION OF DIVIDENDS
(a)	The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.
(b)	The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Article 20 or 21, entitled to become a shareholder, or which any person, is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.
61.	UNCLAIMED DIVIDENDS

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not cause the Company to be a trustee in respect thereof. The principal (and only the principal) of an unclaimed dividend or such other moneys shall be, if claimed, paid to the person entitled thereto.

62.	MECHANICS OF PAYMENT

The Board of Directors may fix the mechanics for payment of dividends as it deems fit. However, if nothing to the contrary is provided in the resolution of the Board of Directors, than all dividends or other moneys payable in cash in respect of a share may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Shareholder Register or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 20 or 21 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

63.	RECEIPT FROM A JOINT HOLDER

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

64.	BOOKS OF ACCOUNT

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by resolution of the shareholders of the Company.

65.	AUDIT

At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

66.	AUDITORS

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders by resolution in a General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors or a committee thereof to fix such remuneration subject to such criteria or standards, if any, as may be provided in such resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

BRANCH REGISTERS

67.	BRANCH REGISTERS

Subject to and in accordance with the provisions of Sections 130 to 139, inclusive, of the Companies Law and to all orders and regulation issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

INSURANCE, INDEMNITY AND EXEMPTION

68.	INDEMNITY, INSURANCE AND EXEMPTION
(a)	Exemption From Liability. Subject to the provisions of any applicable law, including the Companies Law, the Company may exempt an Office Holder in advance from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company to the maximum extent permitted by law. Notwithstanding, the Company shall not exempt a director in advance from its responsibility or liability towards the Company due to a breach of such director’s duty of care in distribution.
(b)	Indemnification.
(i)	Subject to the provisions of any applicable law, including the Companies Law, the Securities Law and the Antitrust Law, the Company may indemnify an Office Holder to the fullest extent permitted by any applicable law, including the Companies Law, the Securities Law and the Antitrust Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company:
(A)	a monetary obligation imposed on an Office Holder in favor of another person by a court judgment, including a settlement judgment or an arbitrator’s award approved by a court of law;
(B)	reasonable litigation expenses, including legal fees, incurred by an Office Holder as a result of inquiry or an investigation or proceeding instituted against such Office Holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment against such Office Holder and without an imposition on the Office Holder of monetary obligation in lieu of a criminal proceeding, or has ended in the imposition of a monetary obligation in lieu of a criminal proceeding without the filing of an indictment for an offense that does not require proof of mens rea or in connection with monetary sanction (the phrases “proceeding that has ended without the filing of an indictment” and “monetary obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);
(C)	expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder under (1) Chapter H’3 of the Securities Law or (2) Chapter H’4 of the Securities Law or (3) Chapter I’1 of

the Securities Law or (4) sub-chapter D to the fourth chapter of the ninth part of the Companies Law (hereinafter each one of them and collectively: the “Administrative Proceeding”);
(D)	reasonable litigation expenses, including legal fees, which the Office Holder incurred or with which the Office Holder was charged by a court of law, in a proceeding brought against the Office Holder, by the Company or on its behalf or by another person, or in a criminal prosecution in which the Office Holder was acquitted, or in a criminal prosecution in which the Office Holder was convicted of an offense that does not require proof of mens rea (criminal intent);
(E)	monetary obligation imposed on an Office Holder in favor of an injured party under Section 52.54. (a)(1)(a) of the Securities Law;
(F)	expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in accordance with or in relation to the Antitrust Law; and
(G)	any other obligation or expense which is or may become indemnifiable under any applicable law, as may be amended from time to time.
(ii)	Subject to the provisions of any applicable law, including the Companies Law, the Securities Law and the Antitrust Law, the Company may undertake to indemnify an Office Holder in advance with respect to (i) monetary obligations as specified in Article 68(b)(i)(A), provided, that the undertaking is limited to categories of events which, in the opinion of the Board of Directors can be foreseen, based on the Company’s actual activities at the time the undertaking to indemnify is given, and in amounts or criterion set by the Board of Directors as reasonable, and (ii) expenses, fees and payments as specified in Sub-Sections 68(b)(i)(B), (C), (D), (E), (F) and (G). The undertaking of indemnification shall specify such events and amounts or criterion.
(iii)	Subject to the provisions of any applicable law, including the Companies Law, the Securities Law and the Antitrust Law, the Company may also undertake to indemnify an Office Holder retroactively for expenses, fees and payments as specified in Section 68(b)(i).
(c)	Insurance.
(i)	Subject to the provisions of any applicable law, including the Companies Law, the Securities Law and the Antitrust Law, the Company may enter into a contract to insure an Office Holder for all or part of the liability that may be imposed on such Office Holder in connection with an act performed by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company, with respect to each of the following:
(A)	breach of his duty of care to the Company or to another person;
(B)	breach of his fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the action in question would not prejudice the interests of the Company;
(C)	a monetary obligation imposed on him in favor of another person, including monetary obligation imposed on an Office Holder in favor of an injured party under Section 52.54.(a)(l)(a) of the Securities Law;
(D)	expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of an Administrative Proceeding instituted against such Office Holder;
(E)	expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in accordance with or in relation to the Antitrust Law; and
(F)	any other matter in respect of which is or may become insurable under any applicable law, as may be amended from time to time.

(d) (i)	The Company shall not indemnify, exempt or insure any Office Holder under any of the following circumstances:
(A)	a breach of fiduciary duty towards the Company, except, with respect to indemnification and insurance, to the extent that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;
(B)	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the Office Holder;
(C)	an act or omission committed with intent to derive illegal personal benefit; or
(D)	a fine, civil fine, financial sanction levied against the Office Holder.
(e)	Any amendment to any applicable law, including the Companies Law, the Securities Law and the Antitrust Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by any applicable law, including the Companies Law, the Securities Law and the Antitrust Law.
(f)	The provisions of this Article 68 are not intended, and shall not be interpreted so as to restrict the Company, in any manner in respect of the procurement of insurance and/or indemnification and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder (“Person”), in accordance with the provisions of the law.

WINDING UP

69.	WINDING UP

If the Company is wound up, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the respective holdings of the shares in respect of which such distribution is being made.

RIGHTS OF SIGNATURE, STAMP, AND SEAL

70.	RIGHTS OF SIGNATURE, STAMP, AND SEAL
(a)	The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person (s) on behalf of the Company shall bind the Company insofar as such person (s) acted and signed within the scope of his or their authority.
(b)	The Board of Directors may provide for a seal. If the Board of Directors so provides, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person (s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

NOTICES

71.	NOTICES
(a)	Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such shareholder at his address as described in the Shareholder Register. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager or Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at it Registered Address. Any such notice or other document shall be deemed to have been served two (2) business days after it has been posted (seven (7) business days if posted internationally), or when actually tendered in person, to such shareholder (or to the Secretary or the General Manager), whichever is earlier. Notice sent by email or facsimile shall be deemed to have been served two business days after the notice is sent to the addressee, or when in fact received, whichever is earlier, notwithstanding that if it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71(a).
(b)	All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share.
(c)	If requested by the Company, each shareholder shall provide the Company with the shareholder’s full street and mailing address, as well, if available with facsimile number and email address. Any shareholder whose address is not set out in the Shareholder Register, and who shall not have designated in writing delivered to the Company an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

COMPENSATION POLICY

POINTER TELOCATION LTD.

POINTER TELOCATION LTD.

COMPENSATION POLICY

General

This compensation policy for Office Holders of the Company, which has been adopted by the Board of Directors of the Company, shall be known as the Pointer Telocation Ltd. Compensation Policy, as may be amended from time to time (the “Compensation Policy”).

The purpose of the Compensation Policy is to set the guidelines relating to the compensation of Office Holders of the Company, in accordance with Amendment 20 to the Israeli Companies Law, 1999 (the “Companies Law”) and the regulations promulgated thereunder. The Company is an Israeli public company, whose shares are traded on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange.

The Board of Directors of the Company, following the recommendations of the Compensation Committee, shall be the corporate body tasked with reviewing and approving the Compensation Policy from time to time, and ensure that the Compensation Policy (i) advances the goals of the Company, its working plan and its long term policies; (ii) creates proper incentives for its Office Holders taking into account, inter alia, the risk management policies of the Company; (iii) reflects the Company’s size and the nature of its operations; and (iv) with respect to Variable Compensation takes into consideration, with a long term perspective and in light of the position of the Office Holder, the contribution of the Office Holder in achieving the Company’s goals and profits.

The guidelines in this Compensation Policy, as detailed below have been proposed by the Compensation Committee and adopted by the Board of Directors as part of an organized internal procedure conducted by the Company. They are based on principals that will allow for an adequate balance between the wish to incentivize Office Holders for their successes on the one hand, and the need to ensure that the compensation structure is in line with the best interests of the Company’s shareholders and the Company’s strategy in the long term on the other hand. The Compensation Policy is aimed to provide for fair and adequate compensation to all Office Holders based on their industry benchmarks, skill level, seniority, location characteristics and such other considerations.

Nothing in this Compensation Policy shall grant any specific rights to any of the Office Holders to whom this Compensation Policy applies and/or other employees of the Company, and/or to any third party, and no Officer Holder or employee may make any claim and/or demand against the Company, based on the guidelines set forth herein. Office Holders of the Company may waive their entitlement to their compensation, subject to applicable law (including applicable labor laws).

It is clarified that compensation paid to current or former Office Holders of the Company is subject to a clawback policy that allows the Company to recover compensation in certain circumstances where there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements. Notwithstanding the aforesaid, the clawback policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards. The above noted clawback policy does not derogate from any relevant clawback provisions under applicable law or regulatory rules which apply to the Company.

It should be clarified, that nothing in this Compensation Policy shall prevent the Compensation Committee, the Board of Directors or the shareholders, as applicable, from adopting a resolution regarding compensation of Office Holders and/or any other employees that is not in accordance with this Compensation Policy provided such resolution is approved by the required corporate bodies as set forth in the Companies Law.

This Compensation Policy shall be in force until such time as revised by the Board of Directors acting on the recommendations of the Compensation Committee, from time to time, provided however that the Compensation Policy shall be re-approved by the relevant corporate bodies as may required under the Companies Law (currently once every period of three years).

Definitions

“Company” Pointer Telocation Ltd.

“Compensation Committee” as defined in section 118a to the Companies Law, whether as a separate entity or as a joint entity together with the Audit Committee, in accordance with section 118a(d) of the Companies Law.

“Variable Compensation” means variable compensation, including (A) cash bonuses, which are subject to the performance of the Office Holder and based on (i) the financial results of the Company and or other key measurable performance metrics and indicators (“Performance Measures”) which shall be set in advance by the Board of Directors of the Company, on an annual basis, upon approval of the annual budget, and (ii) a discretionary component of the cash bonus, and/or (B) equity based compensation such as grants of options under the Company’s Employee Share Option Plan, restricted stock units or other awards tied to the share price of the Company.

“Non Material Change” means an increase of up to 5% per year in existing Terms of Office and Employment.

“Office Holder” as defined in the Companies Law, namely a general manager or chief executive officer, chief business manager, deputy general manager, vice general manager, any person filling any of these position in the Company even if he/she holds a different title, and any other manager directly subordinate to the general manager or chief executive officer, as well as a director of the Company.

“Severance Grant” a grant, payment, compensation or any other benefit granted to an Office Holder in connection with the termination of his/her position in the Company.

“Terms of Office and Employment” of an Office Holder — terms of office, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, Severance Grant, and any benefit, other payment or undertaking to make such payment, granted as part of such office or employment as an Office Holder.

Responsibility, Scope and Approval of the Compensation Policy

The Compensation Policy is approved by the Board of Directors of the Company, which shall discuss and approve the Compensation Policy, at least once every three years, after receipt of recommendations of the Compensation Committee. The Compensation Policy also requires the approval of the shareholders meeting of the Company. At the shareholders meeting, the Compensation Policy must be approved by a majority of the shares voted by the shareholders of the Company participating and voting on the matter. In addition, the shareholders approval must fulfill one of the following requirements: (a) at least a majority of the shares held by shareholders that are not the controlling shareholders of the Company or who have no personal interest in the matter and are voting at the meeting must be voted in favor of approving the matter, excluding abstentions; or (b) the shares voted by shareholders who have no personal interest in the matter and who vote against the adoption of the policy represent no more than two percent (2.0%) of the voting rights in the Company (the “Super Majority”).

Notwithstanding the above, the Board of Directors of the Company may nonetheless override a rejection of a Compensation Policy by the shareholders of the Company, provided that following such a rejection both the Compensation Committee and thereafter the Board of Directors have reexamined the policy and resolved, based on detailed reasoning, that the adoption of the Compensation Policy, despite the opposition of the shareholders, is beneficial to the Company.

Supervision and Control of Office Holders Compensation

The Board of Directors is responsible for the management of the Compensation Policy and the implementation of all required actions, and shall have the right to interpret the provisions of the Compensation Policy in case of any doubt regarding its implementation. Without limiting the above, the Board of Directors, after receipt of the recommendation of the Compensation Committee, shall approve the Performance Measures, to be set on an annual basis in advance, as further detailed below, prior to determining the Variable Compensation paid to the Office Holders, all based on the data to be presented by management of the Company.

Notwithstanding the provisions of this Compensation Policy, the Board of Directors may determine to reduce or cancel Variable Compensation amounts, and/or set a cap on the exercise value of equity based compensation such as grants of stock options, restricted stock units or other awards tied to the share price of the Company, taking into consideration capital requirements of the Company and the long term stability of the Company.

In accordance with Section 108a(d) of the Companies Law, the Board of Directors has determined that the Audit Committee shall also serve as the Compensation Committee. The responsibilities of the Compensation Committee are set forth in the Companies Law and include:

a.	making recommendations to the Board of Directors as to the compensation policy for Office Holders, as well as recommending, at least once every three years, to extend the Compensation Policy subject to the required approvals;
b.	making recommendations to the Board of Directors concerning updates and amendments to the Compensation Policy;
c.	reviewing the implementation of the Compensation Policy;
d.	approving transactions relating to Terms of Office and Employment, which require the approval of the Compensation Committee;
e.	approving exemptions from the requirement of Board of Directors or shareholders approval, of certain transactions relating to Terms of Office and Employment, as provided for under the Companies Law and any regulations promulgated thereunder.

Pursuant to the above, our Compensation Committee periodically also evaluates and approves certain elements of the Terms of Office and Employment. These evaluations could include: (i) consideration of the current levels and components of Terms of Employment, (ii) consideration of the mix of cash incentives and long-term equity awards and (iii) a review by survey companies of Terms of Office and Employment of Office Holders at peer companies in positions comparable to those held by our Office Holders.

The composition of the Compensation Committee shall be as set forth in the Companies Law, which currently states that it be comprised of at least three directors, including all of a Company’s external directors, which must constitute a majority of the committee. One of the external directors serving on the Compensation Committee shall act as its Chairperson. All other members of the Compensation Committee must be directors who are (a) otherwise eligible under the Companies Law to serve on a publicly traded company’s Audit Committee; and (b) whose Terms of Office and Employment are otherwise consistent with that of external directors at Israeli publicly traded companies. The following persons may not be a member of the Compensation Committee:

•	The chairman of the Board of Directors,
•	Any director employed by or otherwise providing services to the Company or to the controlling shareholder or entity under such controlling shareholder’s control,
•	Any director who derives his livelihood primarily from a controlling shareholder,
•	A controlling shareholder, or
•	Any relative of a controlling shareholder.

The Board of Directors and the Compensation Committee may, as they deem fit, consult with independent external consultants, for purposes of preparation of the Compensation Policy and its update as well as for purposes of supervision of implementation of the Compensation Policy.

The Board of Directors shall review the Compensation Policy, from time to time, both in respect of its implementation and in view of the risk level of the Company, and shall update it as required.

Without derogating from the above, the Board of Directors shall be allowed, at any time, to instruct that the calculation of Variable Compensation shall be made in a manner not consistent with the provisions of the Compensation Policy and/or determine that no Variable Compensation shall be paid in accordance with the

Compensation Policy, may instruct the cancellation or suspension of the Compensation Policy or may set a cap on the exercise value of equity based award grants components that are not paid out in cash, based on detailed reasoning to be provided by the Board of Directors, including considerations such as the benefit of the Company, subject to the requirements of the law and to the contractual undertakings entered into between the Company and the Office Holders.

It is clarified that any Variable Compensation paid to an Office Holder in accordance with this Compensation Policy, shall not be considered part of the salary of the Office Holder, for all intents and purposes, and shall not be taken into account in calculating social benefits the Office Holder is entitled to, including, without limitation, severance pay, allocation to pension funds, etc., unless required otherwise by law of any applicable country, or as otherwise set forth in the specific employment agreement of such Office Holder.

In addition, the Board of Directors may resolve that the calculation of the Variable Compensation shall be made on a basis not detailed in the Compensation Policy and/or determine that no bonus shall be paid in accordance with the Compensation Policy. These rights may be applied by the Board of Directors also in respect of yearly objectives of which the Office Holders have already been advised of so long as the payment has not actually been made, and all subject to the requirements of the law and to the contractual undertakings entered into between the Company and the Office Holders.

Principals in Adopting the Compensation Policy for Office Holders

In establishing compensation for Officer Holders the Company is required to take into consideration the following parameters, as they may be relevant to the Office Holder:

a.	The education, skills, expertise and achievements of the Office Holder;
b.	The role of the Office Holder, areas of his/her responsibility and previous agreements with the Office Holder;
c.	The correlation of the proposed terms with the compensation of other employees of the Company, including the average and median salary of the other employees of the Company, and of employees employed through third party contractors and the possible ramifications such differences in compensation may have on the employment relations in the Company;
d.	The ability of the Board of Directors to reduce the value of the Variable Compensation or determine a cap on the exercise value of equity based components of compensation that are not paid out in cash;
e.	As to Severance Grants — to consider the length of the term of office or period of employment, the terms of employment during such period, the Company’s success during said period and the Office Holder’s contribution to obtaining the Company’s goals and maximizing its profits as well as the circumstances and context of the termination.

This Compensation Policy is based on the Company’s objectives, its work plan, its financial status and its long term goals as well as the industry sector in which the Company is active.

This Compensation Policy takes into consideration the contribution of each department to the success of the Company and provides for a balance between the achievements of each department and the Company as a whole. It also takes into consideration the appropriate ratio between variable components and fixed components, to ensure that the Variable Compensation does not cause conflicts with the overall interest of the Company.

Manner of Approval of Specific Terms of Office and Employment of Office Holders

Terms of Office and Employment of Office Holders (who are neither directors nor the Chief Executive Officer):

a.	Approval of Terms of Office and Employment of such Office Holder, which is in accordance with the Compensation Policy, shall be made by the Compensation Committee and thereafter the Board of Directors.

b.	Approval of any Terms of Office and Employment of such Office Holder, which is not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors shall take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the shareholders meeting, by a Super Majority. In special circumstances the Compensation Committee and the Board of Directors may still approve such Terms of Office and Employment as was originally proposed to the shareholders even if the shareholders’ meeting opposed it, based on detailed reasoning and after having re-examined the proposed compensation and taking into consideration the shareholders’ rejection of the proposal.
c.	Non Material Changes in existing Terms of Office and Employment of such Office Holders, as well as non material discretionary grants of Variable Compensation which comply with the Compensation Policy, may be approved solely by the Chief Executive Officer, as set forth in the Companies Law.

Terms of Office and Employment of the Chief Executive Officer who is not a Director:

a.	Approval of Terms of Office and Employment of the Chief Executive Officer shall require the approval of the Compensation Committee, Board of Directors and shareholders’ meeting (in such order) by a Super Majority.
b.	Approval of Terms of Office and Employment of the Chief Executive Officer, which is not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors shall take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the shareholders meeting, by a Super Majority.
c.	In special circumstances the Compensation Committee and the Board of Directors may still approve Terms of Office and Employment of the Chief Executive Officer who is not a director as was originally proposed to the shareholders even if the shareholders’ meeting opposed it, based on detailed reasoning and after having re-examined the proposed Terms of Office and Employment and taking into consideration the shareholders’ rejection of the proposal.
d.	Non Material Changes in existing Terms of Office and Employment of the Chief Executive Officer, as well as non material discretionary grants of Variable Compensation which comply with the Compensation Policy, may be approved solely by the Compensation Committee, as set forth in the Companies Law.
e.	Notwithstanding Subsection a. above, the approval of the shareholders’ meeting shall not be required in the following events:
•	With respect to an engagement with a new Chief Executive Officer — the approval of the shareholder’s meeting shall not be required, during the period commencing on the engagement date and until the next shareholders meeting, in the event the Terms of Office and Employment of the new Chief Executive Officer: (i) were approved by the Compensation Committee and the Board of Directors; (ii) are in accordance with the Compensation Policy; and (iii) are not preferential to those previously approved to the former Chief Executive Office, or there is a Non Material Change between the two engagements and other relevant circumstances, including the scope of engagement with the new Chief Executive Officer; and
•	With respect to the renewal or extension of the Terms of Office of Employment of the serving Chief Executive Officer — the approval of the shareholder’s meeting shall not be required until the next renewal or extension of such Terms of Office of Employment, subject to the following conditions: (i) the renewal or extension of the Terms of Office and Employment of the Chief Executive Officer are not preferential to those previously approved, or there is a Non Material Change in the Terms of Office and Employment and other relevant circumstances; (ii) the Terms of Office and Employment of the Chief Executive Officer are in accordance with the

Compensation Policy; and (iii) the previous engagement was approved by the Compensation Committee, Board of Directors and shareholders’ meeting (in such order) by a Super Majority.
f.	The Compensation Committee may exempt from shareholders approval the proposed Terms of Office and Employment with a new candidate for Chief Executive Officer who has no relationship with the controlling shareholder of the Company, if it has found, based on detailed reasoning, that bringing the transaction to the approval of the shareholders’ meeting shall frustrate the hiring of such candidate by the Company. Such approval may be given only in respect of Terms of Office and Employment which are in accordance with the Company’s Compensation Policy.

Terms of Office and Employment of Directors:

a.	Approval of Terms of Office and Employment of directors, for their service as directors of the Company as well as for any other roles they fulfill at the Company, which is in accordance with the Compensation Policy shall require the approval of the Compensation Committee, Board of Directors and shareholders’ meeting (in such order). The vote at the shareholders meeting shall require a simple majority.
b.	Notwithstanding subsection a. above, the approval of the shareholders’ meeting shall not be required, in respect of a newly appointed director, during the period commencing on the engagement date and until the next shareholders meeting, in the event the Terms of Office and Employment of the newly appointed director: (i) were approved by the Compensation Committee and the Board of Directors; (ii) are in accordance with the Compensation Policy; and (iii) are not preferential to those previously approved to the former director, or there is a Non Material Change between the two engagements and other relevant circumstances, including the scope of engagement.
c.	Approval of Terms of Office and Employment of directors, which is not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the shareholders meeting, by a Super Majority.

Terms of Office and Employment of a Controlling Shareholder:

a.	Approval of Terms of Office and Employment of a controlling shareholder shall require the approval of the Compensation Committee, Board of Directors and shareholders’ meeting (in such order) by a Super Majority.
b.	Approval of compensation of a controlling shareholder, not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the shareholders meeting, by a Super Majority.

The above approval requirements are as set forth in the Companies Law, which sets forth these and other provisions as related to approval of Terms of Office and Employment. Should the approval requirements as set forth in the Companies Law (and any regulations promulgated thereunder) be amended in the future, such amendments shall automatically apply to this Compensation Policy, and the terms herein shall be deemed amended accordingly.

Compensation Discussion And Analysis

We invest our resources to grow our business in a manner that we believe will increase shareholder value. To further this objective, our Compensation Committee and Board of Directors oversee our compensation program to support and reward the achievement of our financial goals and to promote the attainment of other key business objectives. In order to conduct our business effectively, we must attract, motivate and retain highly qualified Office Holders and employees. Our compensation program is designed to reward high performance and innovation, to promote accountability and to ensure that interests of Officer Holders, as well as other managers and employees are aligned with the interests of our shareholders.

The primary objectives of the compensation program are to:

•	align incentives, including bonus targets, the Board of Directors determined Performance Measures and equity grants, with Company fiscal performance as well as achievement of strategic objectives that create shareholder value;
•	retain and encourage high potential team players to build a career at the Company;
•	provide incentives that are cost-efficient, competitive with other organizations and fair to employees and shareholders; and
•	design a balanced approach to compensation that properly aligns incentives with Company performance and shareholder value and does not promote inappropriate risk taking.

Working with management, the Compensation Committee has developed a Compensation Policy which includes a compensation, bonus and benefits strategy for Office Holders which is designed to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture that the Compensation Committee believes will promote the long-term success of the Company.

The compensation program rewards team accomplishments and promotes individual accountability. Variable Compensation depends primarily on Company results, with additional measures for individual performance against defined objectives tied to the Company’s strategic goals. The goal of the program is to maintain a strong relationship between individual efforts, Company results and financial rewards.

We seek to provide competitive compensation that is commensurate with performance and we seek to promote a long-term commitment to the Company by our senior executives.

In the process of preparing this Compensation Policy, the Company has examined the correlation between overall compensation of the Office Holders and the compensation of the other employees of the Company (including employee-contractors and agency contractors, if any). Management considered the possible ramifications of such correlation on the work environment in the Company in order to ensure that levels of Office Holder compensation, as compared to the overall workforce in the Company will not have a negative impact on work relations in the Company. Our Compensation Committee and Board of Directors found the correlation of executive compensation to the rest of the employees to be reasonable for a company such as ours.

Our compensation philosophy includes compensating our executives at levels that are competitive with our peer group companies, in order to attract and retain talented executives and to provide compensation, including equity based incentives, which align the interests of our executives with the interests of our shareholders.

Components of Compensation

Our Terms of Office and Employment for Office Holders (other than non-employee directors) have a number of components:

i.	fixed compensation (salary or management fees);
ii.	annual cash bonuses;
iii.	stock option grants;
iv.	benefits and perquisites;
v.	severance payments.

Each of these components is discussed more fully below in this Compensation Policy.

Our program is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the Company’s Office Holders to meet our strategic objectives, thereby maximizing total return to shareholders. The Company aims to balance the mix of the fixed components of the Terms of Office and Employment (e.g. base salary and benefits) and the Variable Compensation in order to, among other things, appropriately incentivize Office Holders to meet the Company goals, and is structured to discourage the assumption of excessive short-term risk but without constraining innovation and reasonable business practices.

The following table lists the various compensation components for the Office Holders and the possible proportion of each component, relative to the fixed annual compensation cost:

Officer	Fixed Compensation Cost	Variable Cash Compensation (*)	Equity Based Compensation
CEO	100%	0% – 250%	0% – 250%
CFO	100%	0% – 125%	0% – 50%
VPs	100%	0% – 125%	0% – 50%
VPs Sales	100%	0% – 150%	0% – 50%

We believe that the cash compensation (including base salary and annual cash bonus awards component of Variable Compensation) and the equity award grants component of Variable Compensation we provide, along with the security provided the executive severance benefits agreements, as well as the additional benefits and perquisites and the security granted by directors and officer insurance coverage and indemnification create a reasonable total compensation package for our Office Holders.

Approach for Determining Form of and Amount of Compensation

Comparison to Market Practices.  In making compensation decisions, our Compensation Committee and Board of Directors may reference third-party surveys that provide compensation data and review feedback from an independent compensation consultant. In making its determinations with respect to Office Holder compensation, the Compensation Committee has the authority to retain the services of an independent third party compensation consultant, and may do so from time to time to evaluate and assist in the process of determining an appropriate compensation structure, to make revisions to the Compensation Policy, or to suggest revisions to the compensation of a specific Office Holder. The Company may also periodically engage an outside consultant to provide market and peer compensation data and other insights.

The Role of Our Chairman of the Board and CEO.  Our Chairman together with our CEO provides our Compensation Committee with their assessment of the performance levels of the Company and our Office Holders (other than themselves and the non-employee directors) and their recommendations with respect to compensation of such Office Holders. Our Compensation Committee believes it is important to consider and evaluate our Chairman and CEO’s input on matters concerning compensation of other Office Holders. The Compensation Committee believes that our Chairman and CEO’s input regarding our other Office Holders individual performances, as well as the expected contributions and prospects of each of them, is useful because (i) of the active role our Chairman takes in directing the strategy of Company, (ii) each of our Office Holder reports directly to our CEO, and (iii) our CEO interacts with our other Office Holders on an ongoing basis throughout the year.

Base Salary

We design Office Holder base salaries to fall within a competitive range of similar companies to ours. Generally, the base salary established for an individual Office Holder reflects many inputs, including our CEO’s assessment of the Office Holder’s performance, the level of responsibility each of the Office Holders bears, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at similar peer group companies.

When conducting a comparison to market practice of a proposed base salary of an employee to employees in a similar position in peer group companies the Company will instruct the independent compensation consultant to choose between 10 to 20 companies which meet as many as possible of the following criteria:

•	Companies active in the same field of business of the Company;
•	Israeli public companies whose market value or their level of sales is similar to that of the Company;
•	Companies which compete with the Company on managerial personnel;
•	Companies with similar number of workforce.

The compensation to be paid to the CEO shall range between 50% to 100% in comparison to salaries paid by the compared companies and the compensation to be paid to the other Office Holders shall range between 25% to 75% in comparison to salaries paid by the compared companies.

CEO

•	The CEO of the Company is entitled to a fixed monthly salary.
•	The CEO shall be entitled to social and other benefits, including, inter alia, car expenses.
•	The CEO shall be entitled to reimbursement of expenses incurred by the CEO in the provision of the services.
•	At the time of appointment of a new CEO or at the time the existing employment agreement is updated the salary shall be determined in comparison to market practices, as above detailed.
•	The Company may increase the salary paid to the CEO in an amount that is linked to the Israeli Consumer Price Index and an additional 20% per annum, subject to receipt of required corporate approvals as required by applicable law.

CFO

•	The CFO of the Company is entitled to a fixed monthly salary.
•	The CFO shall be entitled to social and other benefits, including, inter alia, car expenses.
•	The CFO shall be entitled to reimbursement of expenses incurred by the CFO in the provision of the services.
•	At the time of appointment of a new CFO or at the time the existing employment agreement is updated the salary shall be determined in comparison to market practices, as above detailed.
•	The Company may increase the salary paid to the CFO in an amount that is linked to the Israeli Consumer Price Index and an additional 20% per annum, subject to receipt of required corporate approvals as required by applicable law.

Vice Presidents (VPs)

•	A VP of the Company is entitled to a fixed monthly salary.
•	The VP shall be entitled to social and other benefits, including, inter alia, car expenses.
•	The VP shall be entitled to reimbursement of expenses incurred by the VP in the provision of the services.
•	At the time of appointment of a new VP or at the time the existing employment agreement is updated the salary shall be determined in comparison to market practices, as above detailed.
•	The Company may increase the salary paid to the VP in an amount that is linked to the Israeli Consumer Price Index and an additional 20% per annum, subject to receipt of required corporate approvals as required by applicable law.

Directors

•	The directors of the Company may be entitled to an annual and per meeting compensation in accordance with the provisions of the Companies Law and the regulations promulgated thereunder. The directors may also be entitled to an annual grant of options to purchase ordinary shares of the Company.
•	Management Services — the Company may enter into a management services agreement with DBSI Investments Ltd. (“DBSI”), the controlling shareholder of the Company, pursuant to which DBSI shall provide the Company with management services including, inter alia, the services of Chairman of the Board of Directors and the provision of additional directors, in consideration for an annual consideration. Any extension, renewal or entering into a Management Services Agreement shall be brought to approval as required by the Companies Law.

In addition, we procure for our directors, including the Chairman of the Board of Directors, and Office Holders Directors and Officers Insurance Policy and they are entitled to indemnification, as set out in the Company’s Articles of Association, as may be amended from time to time, and as set out in the Indemnification Letter, which were approved by the Audit Committee on May 29, 2011, Board of Directors on May 31, 2011 and shareholders meeting of the Company on August 1, 2011, as may be amended from time to time.

The Directors and Officers Insurance Policy shall be at an annual premium of up to $100,000 for liability coverage of up to $15,000,000.

Annual Cash Bonus Program

Target Bonus

The Target Bonus is a cash amount to be paid for compliance with 100% of the objectives set. The Target Bonus shall be determined and approved by the Compensation Committee and the Board of Directors at the beginning of each year together with the approval of the Company’s annual budget, no later than the end of the first quarter (except the first year of adoption). The Target Bonus shall be defined in terms of multiples of the fixed monthly compensation as follows:

•	CEO — The Target Bonus shall be in the amount of up to 18 months of fixed monthly compensation.
•	CFO — The Target Bonus shall be in the amount of up to 9 months of fixed monthly compensation.
•	VPs — The Target Bonus shall be in the amount of up to 9 months of fixed monthly compensation.
•	VP Sales — The Target Bonus shall be in the amount of up to 12 months of fixed monthly compensation.

Maximum Bonus

The Maximum Bonus is the maximum cash amount which can be paid to an Office Holder as variable cash compensation in each year, all as set forth below:

•	CEO — In the amount of up to 30 months of fixed monthly compensation.
•	CFO — In the amount of up to 15 months of fixed monthly compensation.
•	VPs — In the amount of up to 15 months of fixed monthly compensation.
•	VPs of sales In the amount of up to 18 months of fixed monthly compensation.

The amount of the bonus shall be based on compliance with Performance Measures based on measurable criteria to be determined in advance by the Board of Directors, on an annual basis, as part of the process of approval of the Company’s annual budget and work plan; provided, however, that in accordance with the Companies Law, the Board of Directors shall not be obligated to determine any Performance Measures for any Officer Holder, except for the CEO.

Performance Measures

Such Performance Measures may include, but are not limited to, measurable criteria based upon:

•	Non GAAP Net Income — means Non GAAP Net Income not including one time profits/losses (including capital gains)
•	Operating Income
•	EBIT or EBITDA
•	GAAP Net Income
•	EPS
•	Sales

Such Performance Measures may be established for each Office Holder based on the Company performance as a whole, or with respect to a specific division or market segment, as applicable. The bonus shall include one or more of the Performance Measures.

In addition to the above, a non material portion of the bonus, which may not exceed three months of fixed monthly compensation of the Maximum Bonus, may be based on discretionary criteria that are non-measurable based on the personal contribution of the employee and management recommendation, subject to approval by the relevant corporate bodies as required under the Companies Law.

The bonus shall be determined according to the extent the Office Holder complied with the targets which were determined in accordance with the above, in a manner which shall be measured in terms of percentages of attainment with respect to each Performance Measure, according to a scale within the range between 0% and up to a maximum of 100%, whereby a minimum threshold, below which no bonus shall be paid to the Office Holder, shall be determined in advance for each Performance Measure. Of the above Performance Measures only the following may be determined to be a sole Performance Measure — Non GAAP Net Income, EBIT or EBITDA and EPS. In the event more than one Performance Measure is selected the minimum percentage of a Performance Measure shall not decrease below 20%. The target objective, with respect to which the portion of the Target Bonus which is attributed to the Performance Measure is to be paid, shall be determined, up to a maximum for excellent achievements as above detailed.

In addition, the Office Holders of the Company may be granted to a special bonus upon the occurrence of an extraordinary event, for example sale of activity of the Company, such special bonus shall be subject to approval as set by the Companies Law.

The annual cash bonus shall not be deemed as part of the base salary for all other purposes including social benefits and severance payments.

Policies with Respect to Equity Compensation Awards

Historically we have granted stock options to our employees, including Office Holders, in order to align their interests with the interests of our shareholders by tying the value delivered to them to the value of our ordinary shares. Periodic stock option grants provide our Office Holders with long-term incentives that aid in retaining executive talent and reward executives for creating shareholder value over the long term. Management believes that equity based compensation (including other possible forms such as restricted stock units) will align the interests of our Office Holders and other employees who are not Officer Holders with the interests of our shareholders. We may also make grants of stock options or other equity based compensation (e.g. restricted stock units) at the discretion of our Board of Directors and the Compensation Committee in connection with the hiring or promotion of new executive officers.

We grant stock options to purchase ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on the date of the grant or equal to the average closing price within a specific time frame prior to the date of grant; therefore, the options only have value if our share price increases. The vesting period is customarily over a period of two to four years. The Company attempts to ensure that the stock option grants are granted pursuant to a tax beneficial or qualified plan such as “Section 102” stock option plans in Israel.

Generally, we determine the size of each equity award to an Office Holder after considering the role of each Office Holder within the Company, the importance of his/her function within the organization and the Office Holder’s previous equity awards.

The fair market value of the equity award for the Office Holders will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 250% of the fixed compensation of the CEO and the percentage of the dilution which results from the allocation shall not exceed, in respect of the CEO, 10% of the Company’s issued and outstanding share capital on a fully diluted basis, and shall not exceed the amount of 50% of the fixed compensation of any Office Holders (excluding the CEO) and the percentage of the dilution which results from the allocation shall not exceed, in respect of any Office Holder (excluding the CEO), 2% of the Company’s issued and outstanding share capital on a fully diluted basis.

The Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, re-price the options or make provisions with respect to the acceleration of the vesting period of any Office Holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

The Company does not have any equity ownership guidelines that require any of our directors or other Office Holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested option grants.

Benefits

We provide our Office Holders with benefits that we also generally make available to all salaried employees. Some of these benefits are offered pursuant to legal requirements (such as mandatory pension fund contributions, severance pay contributions, forms of workmen’s compensation insurance, vacation and sick day accrual, etc.). Others are consistent with common practice in the general labor market (e.g. education fund contributions, employer provided automobiles, etc.) and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits. Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long term incentives to the employee.

The Company provides maternity leave or paternity leave to all Office Holders in accordance with the provisions of applicable law. The Company pays salary to all Office Holders for sick leave from the initial sick day.

Office Holders receive annual vacation leave in accordance with their employment agreement and as determined for Office Holders based on seniority and tenure of employment. Office Holders are paid annual recreation allowances as required under applicable law and government extension orders.

Severance Provisions

The Company’s Office Holders, who are employees of the Company, are entitled upon termination of their employment, for any reason except for termination for “Cause” to severance pay in accordance with the law and specific terms which may be agreed upon in the employment agreement of specific Office Holders.

Advance Notice of Termination

An Office Holder, excluding the CEO, shall be entitled to an advance notice period which shall not exceed six months. The CEO shall be entitled to an advance notice period which shall not exceed twelve months. During the advance notice period, the Office Holder shall continue to serve in his/her position unless otherwise agreed by the Board of Directors. In the case of the CEO the CEO will be required to continue to serve in his/her position only during the first three months of advance notice.

Severance Grants

The Company provides for severance payments upon termination of employment as required by law. It is not the general policy of the Company to provide Severance Grants, exceeding the severance payments required by law. Should the Company elect to make a Severance Grant to a departing Office Holder, exceeding the severance payments required by law, such payment may not exceed the scope detailed below:

Position	Worked in the Company up To 3 Years	Worked in the Company 3 Years of More
CEO	6 monthly salaries	12 monthly salaries
CFO and VPS	3 monthly salaries	6 monthly salaries

A Severance Grant, as above detailed, shall only be approved for an Office Holder who meets the following criteria:

•	Was employed by the Company for a minimum period of 2 years;
•	During his/her employment he/she made a significant contribution to the advancement of the business of the Company;

•	The termination of employment of the Office Holder is not under terms that in the discretion of the Compensation Committee justify the deprival of severance payments.

Inclusion of a provision of Severance Grants (exceeding the requirement of the law) in an employment agreement shall be brought to the prior approval of the Compensation Committee prior to execution of such Agreement.

Ratio of the Compensation to the Average and Median Salary (as defined in the Companies Law)

The Compensation Committee has reviewed the current ratio of the total compensation for the Office Holders of the Company to the average and median salary and cost of all of the Company’s employees in Israel and are of the opinion that the ratio is fair and reasonable taking into consideration the Company’s structure, size and composition its of workforce. As above stated, the Compensation Committee will consider the ramifications the approval of specific Terms of Office and Employment of an Office Holder may have on the employment relations in the Company.

Following is a table setting forth the ratio between the current Terms of Office and Employment of our CEO and CFO to the average and median salary of the other employees of the Company (excluding the CEO and CFO) as well as the salary cost of each of the CEO and the CFO to the salary cost of the other employees of the Company (excluding the CEO and CFO), all as of December 31, 2015:

Terms of Office and Employment Comparison to Average and Median Salary:

Position	Average Salary	Median Salary
CEO	11.9	16.7
CFO	5.6	7.9

Salary Cost Comparison to Average and Median Salary Cost:

Position	Average Cost of Salary	Median Cost of Salary
CEO	7.0	9.6
CFO	4.4	6.0

NASDAQ Listing Rules and Home Country Practices

Under the NASDAQ Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law and the regulations promulgated thereunder, in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies.

We follow the provisions of the Israeli Companies Law and the regulations promulgated thereunder with respect to matters in connection with the composition of our Compensation Committee, Office Holder compensation, and any required shareholders approval of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as will be required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities.

Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our Office Holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law and the regulations promulgated thereunder. The requirements for shareholders approval of Office Holder compensation, and the relevant majority or Super Majority for such approval, are all set forth above in this Compensation Policy.

We will seek shareholders approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Israeli Companies Law and the regulations promulgated thereunder, including seeking prior approval of the shareholders for the Compensation Policy and for certain Office Holder compensation, rather than seeking approval for such corporation actions in accordance with NASDAQ Listing Rules.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

# POINTER TELOCATION LTD.

**October 6, 2016**

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033333303323230200 4    100616

**THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS HEREIN.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒**

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 1. **TO RE-ELECT** the following persons as directors of the Company for the coming year: | | | |
| Yossi Ben Shalom | ☐ | ☐ | ☐ |
| Barak Dotan | ☐ | ☐ | ☐ |
| Nir Cohen | ☐ | ☐ | ☐ |
| Jonathan Irroni | ☐ | ☐ | ☐ |
| Yehudit Rozenberg | ☐ | ☐ | ☐ |
| 2. **TO APPOINT** Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2016 and to authorize our audit committee (the "Audit Committee") to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion. | ☐ | ☐ | ☐ |
| 3. **TO AMEND** the Articles of Association of the Company. | ☐ | ☐ | ☐ |
| 4. **TO APPROVE** the Company's Compensation Policy. | ☐ | ☐ | ☐ |
| | YES | NO | |
| **Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]** | ☐ | ☐ | |
| | FOR | AGAINST | ABSTAIN |
| 5. **TO APPROVE** the annual bonus formula for the years 2016, 2017 and 2018 and the grant of options to purchase 175,000 Ordinary Shares of the Company to David Mahlab, the Company's Chief Executive Officer. | ☐ | ☐ | ☐ |
| | YES | NO | |
| **Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]** | ☐ | ☐ | |
| | FOR | AGAINST | ABSTAIN |
| 6. **TO AUTHORIZE** the Company to procure Run-Off insurance for directors and officers of Shagrir Group Vehicle Services Ltd. and Car 2 Go Ltd. from the date of listing for trade of the shares of Shagrir on the Tel-Aviv Stock Exchange on May 27, 2016, at no additional cost to the Company. | ☐ | ☐ | ☐ |
| | YES | NO | |
| **Are you a controlling shareholder in the Company or do you have a personal interest in the resolution? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]** | ☐ | ☐ | |

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

# POINTER TELOCATION LTD.

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned shareholder of Pointer Telocation Ltd. ("**Pointer**" or the "**Company**") hereby appoints each of Yossi Ben - Shalom and Adv. Orly Tsioni the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on Thursday, October 6, 2016, at 2:00 p.m. (local time), and all adjournments and postponements thereof.

**(Continued and to be signed on the reverse side)**

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